

Mail Stop 3561

December 21, 2016

Via E-mail
Dr. Henry Ji
President and Chief Executive Officer
Sorrento Therapeutics, Inc.
9380 Judicial Drive
San Diego, CA 92121

> **Re: Sorrento Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 02, 2016**
> **File No. 333-214897**

Dear Dr. Ji:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending confidential treatment request for portions of Exhibit 10.7 filed in the Form 10-Q on August 8, 2016. Please be advised, we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding comments on your confidential treatment request have been resolved.

2. You filed a Form 8-K on November 8, 2016 indicating that you intend to file by amendment the historical financial statements of Scilex Pharmaceuticals Inc. and pro formas reflecting the acquisition, not later than 71 calendar days after the date the Form 8-K was required to be filed. It is unclear to us whether the transaction exceeds the significance levels in Rule 3-05 of Regulation S-X.   Please provide us with a reasonably detailed presentation of your significance level computations. Refer to the Instruction to Item 9.01 to Form 8-K and Securities Act Release No. 33-7355**.**

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
And Mining

cc: Jeffrey Hartlin, Esq.
        Paul Hastings LLP